Exhibit 17.4

Letter of Resignation
L. Rogers Hardy

Brenham Oil & Gas Corp.
Board of Directors
November 10, 2016

I hereby resigned as a Director and VP of Exploration of Brenham Oil & Gas Corp. ("Brenham"), effective immediately. The reason for my resignation is to permit me to pursue other business matters following the closing of the merger of Brenham with Africa International Capital Ltd which has resulted in a change in control of Brenham.

I have had not disagreements with Brenham's operations, policies or practices.

Yours truly,

/s/: L. Rogers Hardy
L. Rogers Hardy